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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


(Check One):  [_] Form 10-K  [_] Form 20-F  [_] Form 11-K
                     [X] Form 10-Q  [_] Form N-SAR

     For Period Ended:       December 31, 1997
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I--REGISTRANT INFORMATION

Capitol Communities Corporation
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Full Name of Registrant

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Former Name if Applicable

25550 Hawthorne Boulevard
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Address of Principal Executive Office (Street and Number)

Torrance, CA 90505
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City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a)  The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report
    |       on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will
[X] |       be filed on or before the fifteenth calendar day following the
    |       prescribed due date; or the subject quarterly report or transition
    |       report on Form 10-Q, or portion thereof will be filed on or before
    |       the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by
            Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     In December 1997, Capitol Communities Corporation (the "Company") acquired two properties, Ocean Palms Resort and Ocean Villas, located in Pompano Florida. Given these acquisitions and the limited time the Company has to consolidate its financial statements for the quarter ended December 31, 1997, the Company submits it is an unreasonable burden and expense to file its Quarterly Report by February 14, 1998. The Company intends to file its Quarterly Report on Form 10-QSB by no later than February 19, 1997.
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PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Elizabeth Brandon-Brown           (310)           306-7255
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                  (Name)                   (Area Code)     (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the
     registrant was required to file such reports) been filed?
     If the answer is no, identify report(s).                    [X] Yes  [_] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements to
     be included in the subject report or portion thereof?       [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the three months ended December 31, 1997, the Company experienced a net loss of $495,460 compared with a loss of $229,174 for the three months ended December 31, 1996. This loss was due to an increase in general and administrative expenses, primarily as a result of costs associated with bridge loans incurred by the Company and non-recoverable deposits paid on two Florida projects.


                        Capitol Communities Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  February 12, 1998                   By  /s/ Michael G. Todd
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                                          Michael G. Todd, Chairman, President
                                          and Chief Executive Officer